03017286

ARIS
P.E.
12-31-02

RECD S.E.C.
MAR 13 2003
1086



PROCESSED
MAR 17 2003
THOMSON
FINANCIAL

FIRST CHARTER CORP

2002 Annual Report


Nancy
Smith

"I feel that my clients are also my friends. I spend time with them and help out where I can because it brings great joy to my life."

Nancy Smith
Client Advisor
Wealth Management Division
2002 Expect More Winner

Expect More Award Winner

Our Expect More Award winner for 2002 is Nancy Smith. After spending just a few minutes with Nancy, you will understand more about the spirit of First Charter than you could by reading any of our annual reports to shareholders. The way she listens to you, the thoughtfulness of her reply...something about her tells you that you can rely on her as a person, a teammate and a friend. Nancy makes you feel welcome.

Nancy Smith is a classic Trust Officer. Clients turn their financial lives over to her, confident that she will be a sound, attentive steward of their well-being. But that's not good enough for Nancy. She gets to know the people behind the finances. Her clients may be recently widowed or challenged by illness; they may have family, but none nearby. Or, they may just be lonely. In Nancy, they are fortunate to find a friend who has an insatiable desire to improve the lives of her clients.

Nancy was nominated for an Expect More Award by one of her teammates in Personal Asset Management, Carolyn Craver. In part, her nomination reads as follows: "Nancy has demonstrated exceptional service to her clients for the past fifteen years. She has helped move her clients into nursing facilities on her own time when there were no family members available to help. Nancy has invited clients into her home on holidays when she knew they would be alone...She visits on weekends with a client who is legally blind to read her prescription labels and prepare her medications for the coming week. Nancy used one of her vacation days to take this same client to the doctor and food shopping...She often visits clients after work just to check up on them."

Nancy will tell you that she gets enormous personal satisfaction from helping her clients and that she enjoys "going a little farther" for them. They are thankful to have Nancy in their lives, and so are we. Her spirit of giving helps make First Charter a wonderful place to work.

The Expect More Award was established to honor those teammates who exemplify the First Charter commitment to exceptional customer service. Recipients are nominated by their peers. Expect More Awards are given each quarter and an annual award winner is selected from among the quarterly winners.

Congratulations, Nancy.

We are large enough to provide outstanding financial solutions yet personable enough to maintain exceptional customer service.

Corporate Profile

First Charter Corporation is a regional financial services company with $3.7 billion in assets. For 115 years, we have served the people and businesses in communities across the Piedmont and western regions of North Carolina.

First Charter offers a broad range of banking, investment and insurance services through 53 financial centers and five insurance offices. Common Stock for First Charter is traded under the symbol "FCTR" on the NASDAQ National Market.

Over 900 Teammates work together at First Charter. These individuals are the foundation of our success and the reason it is possible for us to provide exceptional service to our clients. Expect More From Us. When we say it, we mean it.

Pictured on Covers:

FRONT (L to R) Sonia Sons, Human Resources; Brian Lowe, Underwriting Manager; Pat Horton, Retail Banking Manager; Phil Jurney, Area Executive; Gloria Lozano, First Access; Jim Beam, Community Banking Executive.

BACK (L to R) Angel Anderson, Financial Center Manager; Carl Saulsberry, On-Line Banking; Debbie Deese, Information Technology; Mark Lane, Technology Infrastructure; Jeslyn Williams, First Access; Joe Crews, Business Relationship Officer; Christie Lovelace, Human Resources.

First Charter Corporation and Subsidiaries Selected Consolidated Financial Data

	Years ended December 31,				
(Dollars in thousands, except per share amounts)	**2002**	2001	2000	1999	1998
Summary of Operations:					
Interest income	**$ 196,388**	$ 215,276	$ 216,143	$ 194,271	$ 188,561
Interest expense	**83,227**	109,912	108,314	90,299	92,694
Net interest income	**113,161**	105,364	107,829	103,972	95,867
Provision for loan losses	**8,270**	4,465	7,615	5,005	3,741
Non-interest income	**47,631**	38,773	30,666	28,795	23,912
Non-interest expense	**97,772**	87,579	92,727	75,991	86,888
Income before income taxes	**54,750**	52,093	38,153	51,771	29,150
Income taxes	**14,947**	16,768	13,312	16,480	12,859
Net income	**$ 39,803**	$ 35,325	$ 24,841	$ 35,291	$ 16,291
Per Common Share:					
Basic net income	**$ 1.30**	$ 1.12	$ 0.79	$ 1.12	$ 0.51
Diluted net income	**1.30**	1.12	0.79	1.11	0.50
Cash dividends declared (1)	**0.73**	0.72	0.70	0.68	0.61
Period-end book value	**10.80**	10.06	9.79	9.33	9.57
Selected Year End Balances:					
Securities available for sale	**$ 1,129,212**	$ 1,076,324	$ 441,031	$ 486,905	$ 483,292
Loans, net	**2,045,266**	1,921,718	2,123,897	1,940,891	1,870,462
Allowance for loan losses	**27,204**	25,843	28,447	25,002	22,278
Total assets	**3,745,949**	3,332,737	2,932,199	2,679,728	2,594,940
Deposits	**2,322,647**	2,162,945	1,998,234	1,816,491	1,775,638
Total shareholders' equity	**324,686**	309,341	309,287	290,268	306,175
Ratios:					
Return on average shareholders' equity	**12.13 %**	11.03 %	8.29 %	12.08 %	5.30 %
Return on average assets	**1.13**	1.14	0.90	1.37	0.67
Average loans to average deposits	**94.30**	95.43	110.52	104.60	113.42
Average equity to average assets	**9.28**	10.31	10.84	11.31	12.56
Dividend payout	**56.31**	64.29	88.61	61.26	122.00

The table above sets forth certain selected financial data concerning First Charter Corporation (the "Corporation") for the five years ended December 31, 2002. All financial data has been adjusted to reflect the acquisition of HFNC Financial Corp. in 1998, the acquisition of Business Insurers of Guilford County in 2000, and the acquisition of Carolina First BancShares, Inc. in 2000, each of which was accounted for as a pooling of interest.

(1) First Charter Corporation historical cash dividends declared


Lawrence

"Ours is a calling, not just a job. We know we must Expect More From Ourselves before our customers can Expect More From Us."

Lawrence M. Kimbrough
President & CEO

Letter to Shareholders

I would like to share with you my personal vision for First Charter. One of my fellow directors suggested that I write this, and I presented it to the First Charter board in October 2002. I hope that you will find it useful.

My Vision for First Charter

As the Chief Executive Officer, I am the Chief Steward, but only for a time. My tenure is temporal, but my hopes are eternal. My passion for First Charter is boundless, but my vision is premised on our successful execution of our opportunity. Anything less than success will be failure.

My aspirations for my constituencies are:

For my fellow shareholders
- A great investment
- Pride in First Charter

For my fellow directors
- A challenging role
- A sense of purpose
- Pride in First Charter

For my fellow employees
- A challenging career
- A sense of purpose
- Fair compensation
- A happy place to work
- Pride in First Charter

For my fellow customers
- Great service
- Great products and services
- Desire to tell a friend
- Pride in First Charter

For our communities
- A great corporate neighbor
- Pride in First Charter

After six years of rapid growth through acquisitions, your board and management set out to make 2002 a year of strategic transformation for First Charter. We established an earnings target of $1.30 per share, an increase of 16 percent over 2001, and we achieved that target. A directionless economy and another drop in short-term interest rates in November demanded great nimbleness in the execution of our plans. It wasn't pretty, but we ended the year at our target and with an even stronger company.

Top Investment and Insurance Sales People
L to R: Kay Price, Richard Peek, Karen Shelnut, and Karen Holland



Because First Charter is asset sensitive, we can expect to see continuing pressure on our net interest margin. This, coupled with strong competition for sound loan opportunities in the current economy, challenges us to work ever harder and smarter to grow our earnings at the rate that we have set for ourselves in our new Strategic Plan. In the following pages of this report you will learn how we will accomplish our ambitious goals through our Community Banking strategy, and you will see that we have established a strong base for this progress in the transformational year just past.

I would like to look to the future now with the hope that I can convey why I feel that First Charter will be successful. To do this I have to speak from the heart as well as the head.

Our Core Purpose is "To help our clients achieve their dreams." This is not a catchy phrase that was concocted by some public relations wordsmith. It is the product of a lot of soul searching and discussion by a group of our teammates who set out to articulate what First Charter is all about. Well, I think that they succeeded wonderfully, but what they said may have an even deeper meaning about our First Charter team than would appear on the surface.

Clearly, we are a customer-focused company. We know that unless we have highly satisfied customers we will not succeed. Our emphasis on exceptional service is our mantra, but that doesn't tell the complete story about First Charter and its people. I believe that we provide exceptional service because that's what each of us wants to do, not because adherence to some mandate requires it. The story about Nancy Smith, our 2002 Expect More Award winner, says it all. Nancy wants to give her customers peace of mind in their lives, not just in the management of their finances, and Nancy is typical of so many of her First Charter teammates. Ours is a calling, not just a job. We know that we must Expect More of Ourselves before our customers can Expect More of Us.

Our Core Purpose
"To Help Our Clients Achieve Their Dreams"



The First Charter Team at the 2002 Juvenile Diabetes Foundation Walkathon

> The people at First Charter live and breathe our commitment to Relationship Banking.


FIRST
CHARTER

Marines collect toys donated by First Charter employees during the Toys For Tots campaign.

Hardly a day goes by when I don't hear a story about what one of our folks has done for a customer or a teammate. Like every human endeavor, we are far from perfect, but increasingly the spirit of First Charter is spreading within our company because it is premised on our values. It is no different than the Golden Rule. We want to help others because it is the right thing to do, and it makes us feel good about ourselves. Banking, insurance, trust, mortgage lending, investment sales are all honorable professions that are vital ingredients in the quality of life that we enjoy in our region and in this nation. But for those of us who serve in these professions at First Charter, how we treat our customers and each other sets us apart. I believe that helping our clients achieve their dreams is how we achieve our dreams. We are truly committed to lives of service.

It is my privilege to call each of my teammates on their birthday. Although I sometimes get a little behind with my calls, I am tenacious in pursuing each one because it is my joy. In the great scheme of business, these calls are a little thing and some might think a bit hokey, but I feel that staying in touch in this small way is so important. Whether it's a brief conversation or, when I am desperate, a voice mail or email message, I know how significant it is to be called by name. Although I have been doing this for a number of years now, the surprise and delight of realizing that this custom is important at First Charter is palpable in those brief conversations.

We are working diligently to refine and reinforce our First Charter culture. Our great nation has been rocked with one corporate scandal after another, and shareholders, employees and retirees have seen their investments and security disappear almost overnight. Our Congress and regulators have reacted with strong laws and new rules to bring strength and certainty back to Corporate America. Everything is now different, but everything is still the same. At First Charter we began our existence in 1888 on the same values that we adhere to today. Our culture will always be premised on integrity. We also feel an individual responsibility to do the right thing for our customers and our teammates. This sense of personal responsibility is what sets us apart.

Thank you for allowing me and my teammates to serve you, the shareholders of this great company.

Sincerely,

Lawrence M. Kimbrough
President and Chief Executive Officer

Building on Strong Results in 2002

In the face of a slowing economy, First Charter demonstrated strong growth in 2002. Our net income increased 13 percent over the previous year. Deposits were up more than seven percent and service charge income increased 30 percent over 2001. We set company records in consumer and home equity loans, up 24 percent from 2001, as well as in new mortgage lending, up 28 percent over 2001.

We continue to grow our fee income from multiple sources. By concentrating their efforts on strong customer retention and aggressive business development tactics, the First Charter Insurance Services team delivered revenues that were 14 percent higher than in 2001. While the equity markets declined 16 percent in 2002, our Investment Services team increased their revenue 31 percent above 2001 levels by developing a deeper understanding of their customers' needs and matching the right products to fill those needs.

First Charter is located in dynamic markets that have strong, diversified economies. We are attracting customers in these markets who seek the type of relationship banking at which First Charter excels. Our ability to deliver exceptional personal service attracts customers in both the large metropolitan areas, such as Charlotte, and the smaller towns, such as Lincolnton, Mooresville and Monroe.

The people at First Charter live and breathe our commitment to relationship banking. As we have expanded the products, services and technologies we offer, we have never forgotten that developing lasting, one-on-one personal relationships with our customers is what lies at the heart of our competitive advantage.



TOTAL ASSETS
(in Millions)


$ 2,680
$ 2,932
$ 3,333
$ 3,740
1999
2000
2001
2002

DILUTED EARNINGS PER COMMON SHARE


$ 1.11
$ 0.79
$ 1.12
$ 1.30
1999
2000
2001
2002

"We aren't happy with merely 'satisfied' customers. We want them to be 'very satisfied.'"

Robert E. James, Jr.
Group Executive Vice President
Sales & Marketing



"First Charter is located in dynamic markets that have strong, diversified economies. We are attracting customers in these markets who seek the type of relationship banking at which First Charter excels."

Robert O. Bratton
Chief Financial Officer

Community Banking: Our Strength

At First Charter, we think of our clients as neighbors...people with whom we share the joys and responsibilities of the communities where we live and work. Our role in the community is defined by our core purpose: "To help our clients achieve their dreams." Our Community Banking Strategy helps us focus all of our resources on the accomplishment of that purpose.

To maintain such strong ties to the people in our communities, First Charter is organized into community banking areas that are locally managed. The team leaders in each local area have the authority to make decisions based on events and circumstances in their geographic region. The entire First Charter team proudly stands behind every local branch, bringing the resources of our entire organization to bear for each customer. Our Commercial Relationship Officers, Investment Counselors and Insurance Brokers partner with the local Community Bank managers to deliver seamless service to our customers.

At the heart of the Community Banking Strategy is ExSEL, our relationship-driven sales program. ExSEL stresses the importance of getting to know our customers and their needs. Only then can we help meet those needs with First Charter products and services. ExSEL has helped us drive our cross-sell ratio to 4.01 products per core customer.

Expecting More Service

Exceptional customer service is the foundation of our long-term success in the marketplace. We don't settle for meeting our customers' expectations; we strive to exceed them. We aren't happy with merely "satisfied" customers. We want them to be "very satisfied." Nationwide research has shown that, at any given time, 20 percent of checking customers are considering changing their banks. We get the message loud and clear: we must provide exceptional service and develop personal relationships in order to retain customers and continue our success.

Every three months an outside marketing research firm surveys the consumers who use our branches to determine how they feel about the service at First Charter. Over the past two years, our satisfaction scores have steadily increased. In the last quarter of 2002 we were delighted to learn that 83 percent of our clients were "very satisfied" with the service they received from our teammates in the branches. We were extremely pleased to earn this score, which is 20 percentage points above the nationwide banking industry average, and we already have taken steps to build upon this accomplishment.

In 2003, First Charter will increase the number of branches and expand the hours we are open to serve our customers. We will open new facilities at SouthPark (Charlotte), Mint Hill, Birkdale Village (Huntersville) and Waterside Crossing (East



First Call Team

L to R: Cindy Beaver, Tywanki Quick, Cindy Riley and Kenneth Watts

SERVICE QUALITY



70%
72%
74%
75%
79%
83%
3Q/01
4Q/01
1Q/02
2Q/02
3Q/02
4Q/02

CHECKING ACCOUNTS



3,684
4,246
3,526
7,641
1Q
2Q
3Q
4Q

CONSUMER AND HOME EQUITY LOANS
(in Millions)



$246
$388
$482
$598
1999
2000
2001
2002

DEPOSITS
(in Millions)



$1,816
$1,998
$2,153
$2,323
1999
2000
2001
2002

Lincoln County). By the end of the year, 10 of our branches will have expanded hours. They will be open to the public from 8 AM to 8 PM on Thursday and Friday, and from 9 AM to Noon on Saturday.

Energizing Checking

The checking account is the most effective tool for establishing a strong financial relationship with our customers. In 2002 we were determined to make our checking products the best in the marketplace. The result was an initiative we called "CHAMP," short for "Checking Account Marketing Program." This disciplined program has become a solid winner for both First Charter and thousands of new customers.

CHAMP started with the creation of seven new consumer checking accounts. The first, Totally Free Checking, is an account that is entirely free of monthly fees. The remaining six pay interest and offer a variety of ways to reduce or eliminate monthly service charges (e.g., by using direct deposit, keeping a minimum balance, etc.).

To encourage people to learn more about these accounts, CHAMP revived an idea from years past: offering a free gift with each new account. These attractive and practical gifts range from cookware to travel accessories, with new gifts introduced every six weeks. Our customers are actively encouraged to Tell-A-Friend about First Charter checking accounts. If their friend opens a checking account, not only will the friend get a free gift, but the referring customer also will get a gift as our way of saying "Thank You." In the first few months of the CHAMP program, our checking account opening rate is almost three times higher than the previous year.

The value of CHAMP does not end with the opening of the checking account. Using their ExSEL skills, our teammates discover the needs of our clients and suggest ways to help them achieve their dreams. With CHAMP bringing in thousands of new customers, we are able to offer solutions for home and automobile financing, money management, investments and insurance. In fact, the average checking account customer has a total of four financial services with us.

The success of the CHAMP program with consumers encouraged us to launch a business version of the program in the first quarter of 2003. Free Business Checking is already a hit and has significantly increased the number of business customers.

Our culture will always be premised on integrity.



Improving Technology

Our Community Banking strategy relies on effective technology. We continue to invest in technology that improves our efficiency and our ability to deliver exceptional service.

2002 was our first full year using a new core operating system. This new system greatly expanded our capacity to serve customers. With this major undertaking successfully completed, we began working on a new series of technology initiatives designed to improve the effectiveness of our branches. These initiatives will become operational in 2003.

The teller line is receiving a new platform that will improve our ability to deliver customer information to the teller, speeding-up the service process and improving customer satisfaction. Our personal bankers will receive a new deposit platform that will greatly enhance our customer relationship management by expanding the information each personal banker has about the customer.

Getting Involved

First Charter proudly supports the people and organizations that are working to make our communities better places to live. Whether we are assisting the Juvenile Diabetes Research Foundation by sponsoring the springtime Walkathon, or helping the Adaptive Sports and Adventures Program (ASAP) by raise funds through a company-wide wheelchair-racing tournament, we get involved.

First Charter views community involvement as an opportunity, rather than a requirement. Community involvement through volunteerism is one of the ways we invest in our clients and communities. Moreover, giving of our own time and talents unselfishly makes us better business people and better neighbors. We are only as strong and successful as the communities where we live and work.

"At First Charter, exceptional service in lending starts with developing a thorough understanding of the customer's unique financial situation. Only then do we create a loan solution that best meets their needs."

Stephen Rownd
Group Executive Vice President
Risk Management


I commit to
understand
and
support
I commit to
be a
willing
partner
so that
we all
succeed.
FIRST
CHARTER

Loan Operations commits to delivering Exceptional Service.



Four of Our Expect More Winners from 2002
L to R: Donna Wilson, Tom Morton, Keith Johnson and Cheryl Rinehardt

REVENUE
(in Millions)



$133
$138
$144
$161
1999
2000
2001
2002

DIVIDENDS



$0.68
$0.70
$0.72
$0.73
1999
2000
2001
2002

Looking Ahead

First Charter has all the products our consumer and business customers need to meet their financial needs. We deliver the level of exceptional service that clearly distinguishes us from the competition. We want more customers. Consequently, we are developing proactive marketing strategies in every line of business to increase new customer acquisition and to encourage existing customers to meet more of their needs with First Charter products and services.

We are building upon tremendous momentum from 2002, and the outlook for 2003 is quite bright. Please visit us soon. We are confident that you will like what you see–and hear–from the people at First Charter.

Developing lasting, one-on-one personal relationships with our customers lies at the heart of our competitive advantage.



More than 200 First Charter employees participated in the "Crank It Up" challenge to raise $2,500 to benefit the Adaptive Sports & Adventures Program (ASAP).



The First Place Team in the "Crank It Up" challenge from Finance and their very special friend.

First Charter Corporation and Subsidiaries
Condensed Consolidated Balance Sheets

(Dollars in thousands, except share data)	December 31 2002	December 31 2001
Assets:		
Cash and due from banks	**$ 162,087**	$ 134,084
Federal funds sold	**1,154**	1,161
Interest bearing bank deposits	**6,609**	6,220
Cash and cash equivalents	**169,850**	141,465
Securities available for sale (cost of $1,103,107 at December 31, 2002 and $1,066,746 at December 31, 2001; carrying amount of pledged collateral at December 31, 2002, $735,208)	**1,129,212**	1,076,324
Loans held for sale	**158,404**	7,334
Loans	**2,072,717**	1,947,752
Less: Unearned income	**(247)**	(191)
Allowance for loan losses	**(27,204)**	(25,843)
Loans, net	**2,045,266**	1,921,718
Premises and equipment, net	**94,647**	96,976
Other assets	**148,570**	88,920
Total assets	**$ 3,745,949**	$ 3,332,737
Liabilities:		
Deposits, domestic:		
Noninterest bearing demand	**$ 305,924**	$ 276,699
Interest bearing	**2,016,723**	1,886,246
Total deposits	**2,322,647**	2,162,945
Other borrowings	**1,042,440**	808,512
Other liabilities	**56,176**	51,939
Total liabilities	**3,421,263**	3,023,396
Shareholders' equity:		
Preferred stock - no par value; authorized 2,000,000 shares; no shares issued and outstanding	**-**	-
Common stock - no par value; authorized 100,000,000 shares; issued and outstanding 30,069,147 and 30,742,532 shares	**122,870**	135,167
Common stock held in Rabbi Trust for deferred compensation	**(476)**	(388)
Deferred compensation payable in common stock	**476**	388
Retained earnings	**185,900**	168,334
Accumulated other comprehensive income: Unrealized gains on securities available for sale, net	**15,916**	5,840
Total shareholders' equity	**324,686**	309,341
Total liabilities and shareholders' equity	**$ 3,745,949**	$ 3,332,737

First Charter Corporation and Subsidiaries
Condensed Consolidated Statements of Income

	Years Ended December 31,		
(Dollars in thousands, except share and per share data)	**2002**	2001	2000
Interest income:			
Loans	**$ 135,085**	$ 158,985	$ 184,035
Federal funds sold	**20**	75	250
Interest bearing bank deposits	**169**	399	224
Securities	**61,114**	55,817	31,634
Total interest income	**196,388**	215,276	216,143
Interest expense:			
Deposits	**50,957**	78,252	75,263
Federal funds purchased and securities sold under agreements to repurchase	**3,148**	5,034	6,620
Federal Home Loan Bank and other borrowings	**29,122**	26,626	26,431
Total interest expense	**83,227**	109,912	108,314
Net interest income	**113,161**	105,364	107,829
Provision for loan losses	**8,270**	4,465	7,615
Net interest income after provision for loan losses	**104,891**	100,899	100,214
Noninterest income:			
Service charges on deposit accounts	**19,133**	14,736	11,187
Financial management income	**2,396**	2,323	2,819
Gain (loss) on sale of securities	**11,539**	2,399	(4,303)
Loss on sale of loans	**-**	-	(99)
(Loss) income from equity method investees	**(5,801)**	(442)	4,580
Mortgage loan fees	**2,457**	2,643	1,001
Brokerage services income	**2,288**	1,746	1,543
Insurance services income	**8,770**	7,681	6,805
Trading gains	**2,078**	2,592	-
Gain on sale of property	**904**	416	2,788
Other	**3,867**	4,679	4,345
Total noninterest income	**47,631**	38,773	30,666
Noninterest expense:			
Salaries and employee benefits	**50,306**	44,719	40,942
Occupancy and equipment	**16,032**	14,607	12,342
Data processing	**2,968**	2,120	2,380
Advertising	**2,562**	2,363	3,390
Postage and supplies	**4,333**	4,820	4,379
Professional services	**6,615**	6,727	3,760
Telephone	**1,951**	1,995	1,425
Amortization of intangibles	**367**	1,875	1,196
Prepayment cost on borrowings	**3,284**	-	-
Restructuring charges and merger-related	**-**	-	16,250
Other	**9,354**	8,353	6,663
Total noninterest expense	**97,772**	87,579	92,727
Income before income taxes	**54,750**	52,093	38,153
Income taxes	**14,947**	16,768	13,312
Net income	**$ 39,803**	$ 35,325	$ 24,841
Net income per share:			
Basic	**$ 1.30**	$ 1.12	$ 0.79
Diluted	**$ 1.30**	$ 1.12	$ 0.79
Weighted average shares:			
Basic	**30,520,125**	31,480,109	31,435,342
Diluted	**30,702,107**	31,660,985	31,580,328

Independent Auditors' Report

The Board of Directors
First Charter Corporation:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of First Charter Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002 (not presented herein); and in our report dated January 14, 2003, we expressed an unqualified opinion on those consolidated financial statements. Our report includes an explanatory paragraph referring to the Corporation's adoption of three new accounting standards in 2002.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheets and statements of income is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

KPMG LLP

Charlotte, North Carolina
February 28, 2003

First Charter Directors*

Harold D. Alexander
President
Young & Alexander, Inc.

William R. Black, M.D.
Oncologist
Carolina Oncology Associates

James E. Burt, III
Chairman
First Charter Bank

Michael R. Coltrane
President and CEO
CT Communications, Inc.
Vice Chairman
First Charter Corporation

J. Roy Davis, Jr.
Chairman Emeritus
S&D Coffee, Inc.
Chairman
First Charter Corporation

John J. Godbold, Jr.
Consultant

H. Clark Goodwin
Retired

Frank H. Hawfield, Jr.
Owner
Frank Hawfield Real Estate

Charles A. James
Co-Owner
Mount Pleasant Bonded Warehouse

Walter H. Jones, Jr.
Attorney
Homesley, Jones, Gaines, Homesley & Dudley

Lawrence M. Kimbrough
President and CEO
First Charter Corporation
First Charter Bank

Samuel C. King, Jr.
President
King's Office Supply, Inc.

Jerry E. McGee
President
Wingate University

Ellen L. Messinger
Co-Owner
Messinger, Inc.

Hugh H. Morrison
President
E.L. Morrison Holding Company

Thomas R. Revels
President
HealthSTAT, Inc.

Lawrence D. Warlick, Jr.
Owner
Warlick Funeral Home, Inc.

William W. Waters
President
Waters Construction Company

* All listed individuals are Directors of both First Charter Corporation and First Charter Bank with the exception of H. Clark Goodwin and Ellen L. Messinger, who are Directors of First Charter Bank only.



Top Three Commercial Sales People, 2002

L to R: Greg Dickinson, Jeff Mylton and Deborah Thomas.

Corporate Information

Corporate Headquarters
First Charter Center
10200 David Taylor Drive
Charlotte, NC 28262
(800) 422-4650

Mailing Address:
P.O. Box 37937
Charlotte, NC 28237-7937

Auditors
KPMG LLP
401 South Tryon Street, Suite 2300
Charlotte, NC 28202

Corporate Counsel
Helms Mulliss & Wicker, PLLC
201 North Tryon Street, 30th Floor
Charlotte, NC 28202

Subsidiary
First Charter Bank
10200 David Taylor Drive
Charlotte, NC 28262

Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
(800) 368-5948

Stock Listing
The NASDAQ National Market
Symbol: "FCTR"

Stock Information and Dividends
First Charter Corporation's common stock (the "common stock") is reported as a National Market Security under the symbol "FCTR" on the NASDAQ National Market. The table below sets forth the high and low sales prices for the common stock for the periods indicated, as reported. The table also sets forth per share cash dividend information for the periods indicated.

Annual Shareholders' Meeting
First Charter Center
10200 David Taylor Drive
Charlotte, NC 28262
(704) 688-4300
April 22, 2003 at 9:30 a.m.

Form 10-K
Copies of the First Charter Corporation Annual Report (Form 10-K) for the fiscal year ended December 31, 2002 may be obtained without charge by writing:

Robert O. Bratton
Chief Financial Officer
First Charter Corporation
P.O. Box 37937
Charlotte, NC 28237-7937

Market Makers

BB&T Investment Services
Deutsche Banc Alex Brown
Goldman, Sachs & Co.
Keefe, Bruyette & Woods, Inc.
Knight Securities, L.P.
Legg Mason Wood Walker, Inc.
Merrill Lynch, Pierce, Fenner & Smith, Inc.
Morgan Stanley & Co., Inc.
Suntrust Robinson Humphrey
Ryan Beck & Co., Inc.
Wachovia Securities, Inc.

Quarterly Common Stock Price Ranges and Dividends

	2002			2001		
Quarter	**High**	**Low**	**Dividend**	High	Low	Dividend
First	$19.450	$16.750	$0.180	$16.000	$13.438	$0.180
Second	20.570	17.300	0.180	18.750	15.125	0.180
Third	17.990	15.330	0.185	18.450	15.460	0.180
Fourth	19.190	16.050	0.185	18.490	15.850	0.180



Expect More From Us.

FIRST CHARTER

P.O. Box 37937
Charlotte, NC 28237-7937
www.firstcharter.com